[redacted]

09041144

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 - 39129

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 3/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Youngblood Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 N. Central Expressway, #403
(No. and Street)

Richardson	Texas	75080
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Yuen — (713) 823-7352
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Ste 400	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
JUL 13 2009
Washington, DC
122

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 7/17/09

OATH OR AFFIRMATION

I, Frank Yuen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Youngblood Securities Corporation**, as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public
7/6/2009

ANNIE LEE
MY COMMISSION EXPIRES
March 23, 2011

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. - None
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

YOUNGBLOOD SECURITIES CORPORATION

Financial Statements and Supplementary Schedule
March 31, 2009

(With Independent Auditors' Report Thereon)

YOUNGBLOOD SECURITIES CORPORATION
Index to Financial Statements and Supplemental Schedule
March 31, 2009

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report

To the Board of Directors and Stockholders of
Youngblood Securities Corporation:

We have audited the accompanying statement of financial condition of Youngblood Securities Corporation (the Company) as of March 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Youngblood Securities Corporation as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
July 6, 2009

5918 W. Courtyard Dr., Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

YOUNGBLOOD SECURITIES CORPORATION
Statement of Financial Condition
March 31, 2009

ASSETS	
Current assets:	
Cash	$ 5,801
Accounts receivable	1,737
Clearance account	65,102
Prepaid and other assets	6,185
Total current assets	78,825
Property and equipment, net	4,935
TOTAL ASSETS	$ 83,760
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and other liabilities	$ 6,744
Commissions payable	1,042
Note payable to shareholder	538
Total liabilities	8,324
Stockholders' Equity	
Common stock, no par value; 500,000 shares authorized, 426,500 shares issued and outstanding	476,357
Treasury stock, 2,950 shares at cost	(2,950)
Retained deficit	(397,971)
Total stockholders' equity	75,436
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 83,760

See notes to financial statements and independent auditors' report.

YOUNGBLOOD SECURITIES CORPORATION
Statement of Operations
For the Year Ended March 31, 2009

REVENUES	
Securities commissions	$ 123,591
Mutual fund sales and underwriting	3,241
Dividends and interest	637
Total revenues	127,469
EXPENSES	
Clearing fees	18,337
Rentals and leases	12,900
Regulatory fees	6,951
Compensation	64,099
Trading software licenses	13,493
Ticket review	4,507
Office expenses	7,423
Public Relations	3,420
Depreciation expense	1,964
Total expenses	133,094
NET LOSS BEFORE INCOME TAX	(5,625)
Income tax expense	-
NET LOSS	$ (5,625)

See notes to financial statements and independent auditors' report.

YOUNGBLOOD SECURITIES CORPORATION
Statement of Changes in Stockholders' Equity
Year Ended March 31, 2009

	Common Stock		Treasury	Retained	
	Shares	Amount	Stock	Deficit	Total
Balances at March 31, 2008	390,800	$ 440,657	$ (2,950)	$ (359,784)	$ 77,923
Issuance of common stock	35,700	35,700	-	-	35,700
Dividends paid	-	-	-	(32,562)	(32,562)
Net loss	-	-	-	(5,625)	(5,625)
Balances at March 31, 2009	426,500	$ 476,357	$ (2,950)	$ (397,971)	$ 75,436

See notes to financial statements and independent auditors' report.

YOUNGBLOOD SECURITIES CORPORATION
Statement of Cash Flows
Year Ended March 31, 2009

Cash flows from operating activities:		
Net loss	$	(5,625)
Adjustments to reconcile net loss to		
net cash provided by operating activities:		
Depreciation		1,964
Changes in operating assets and liabilites:		
Receivable from clearing broker-dealer		(543)
Clearance account		(631)
Prepaid and other assets		(5,771)
Accounts payable and other liabilities		5,776
Commissions payable		28
Net cash used in operating activities		(4,802)
Cash flows from investing activities:		
Purchase of property, equipment		(3,425)
Net cash used in investing activities		(3,425)
Cash flows from financing activities:		
Dividends paid		(32,562)
Proceeds from the issuance of common stock		35,700
Net cash provided by financing activities		3,138
Net decrease in cash		(5,089)
Cash at beginning of year		10,890
Cash at end of year	$	5,801

Supplemental Disclosures of Cash Flow Information:

Interest paid	$	133
Income taxes paid	$	-

See notes to financial statements and independent auditors' report.

Note 1 - Nature of Business

Youngblood Securities Corporation (the "Company") was incorporated and commenced operations on February 16, 1988 in the state of Texas. The Company is engaged in investment banking, brokerage and investment research activities. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Furniture and Fixtures

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Expenditures for renewals and betterments are capitalized and repairs and maintenance are charged to expense as incurred. Upon sale or retirement, the cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is included in current operations.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Note 2 - Significant Accounting Policies (Continued)

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Investment Advisory

Investment advisory fees are received monthly in arrears and are recognized as earned.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers, and securities owned. The Company's cash balances did not exceed federally insured limits of $250,000 during the year. Securities owned and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. Accounts on deposit with broker institutions or clearing houses are not federally insured.

Customer Funds

The Company is approved to sell private securities and limited partnership interests. The Company is not approved to hold customer funds on account.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. This statement prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax asset is dependent on the Company generating sufficient taxable income in future years.

Note 3 - Fair Value Measurements

As defined in SFAS 157, *Fair Value Measurements,* fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). SFAS 157 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. These generally provide the most reliable evidence and are used to measure fair value whenever available. The Company's Level 1 assets include exchange traded equities and equity options. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2: Fair value is based upon significant inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable for substantially the full term of the asset or liability through corroboration with observable market data as of the reporting date. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, model-derived valuations whose inputs are observable or whose significant value drivers are observable and other observable inputs.

Level 3: Fair value is based on significant unobservable inputs which reflect the entity's or third party pricing service assumptions about the assumptions market participants would use in pricing an asset or liability. Valuations are estimated based on non-binding broker prices or internally developed valuation models or methodologies, discounted cash flow models and other similar techniques.

Note 3 - Fair Value Measurements (continued)

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.* SFAS No. 159 permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The Company did not elect the fair value option for any assets or liabilities not previously reported at fair value. The provisions of SFAS No. 159 were effective for the Company on April 1, 2008. The adoption of SFAS No. 159 did not have a significant impact on the Company's results of operations and financial condition.

The financial instruments of the Company are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The following methods and assumptions were used by the Company to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Receivables: The carrying amount of receivables approximates their fair value because of their short-term maturities and market terms.

Payables: The carrying amount of payables approximates their fair value.

Note 4 – Ownership Interest

Youngblood Securities Corporation is a closely-held corporation with six stockholders. The Company's president is the majority stockholder and participates in day-today operations.

Note 5 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2009, the Company had net capital and net capital requirements, as defined, of $62,579 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .13 to 1.

Note 6 - Commitments and Contingencies

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At March 31, 2009, the Company was not involved in any litigation or active legal actions.

Clearing Agreement

Included in the Company's clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At March 31, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Leases

The Company is currently leasing office equipment on a month-to-month basis. The Company has no current lease obligation for office space.

Note 7 – Related Party Transactions

At March 31, 2009, the Company had the following related party transactions:

Note payable – shareholder Payable on demand with interest at the current short-term interest rates	$548

Note 8 - Income Taxes

As of March 31, 2009, the Company had federal net operating loss carryforwards of approximately $49,648. The net operating loss carryforward will begin to expire beginning in 2029 if not utilized.

Utilization of the federal net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of net operating losses before utilization.

The Company has established a valuation allowance equal to the net deferred tax asset due to uncertainties regarding the realization of the deferred tax asset based on the Company's lack of earnings history.

The Company's provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 34% to the net loss before income taxes due primarily to the application of the valuation allowance.

In Texas, the Company is subject to the Texas margin tax, which is calculated as a percentage of the Company's taxable margin, as defined by law, rather than on net income.

Note 9 – Subsequent Event

On June 17, 2009, the Company received correspondence from FINRA regarding an improperly filed audit report. As a result, the Company's membership in the authority will be suspended if the audit report is not properly filed by July 8, 2009. On June 25, 2009, the Company requested a hearing pursuant to NASD Rule 9552, thereby extending the possible suspension date through at least the date of the hearing, which is scheduled for August 24, 2009.

Schedule I

YOUNGBLOOD SECURITIES CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2009

Total stockholders' equity qualified for net capital	$	75,436
Deductions and/or charges		
Non-allowable assets		12,857
Total deductions and/or charges		12,857
Net capital before haircuts on securities		62,579
Haircuts on securities		-
Net capital	$	62,579
Aggregate indebtedness		
Accounts payable and other liabilities	$	8,324
Total aggregate indebtedness	$	8,324
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	57,579
Ratio of aggregate indebtedness to net capital		0.13
Net capital, as reported in the Corporation's Part II (unaudited) Focus report filed with the NASD on April 16, 2009	$	62,868
Audit adjustments:		
Net effect of audit adjustments on partners' capital		(44,640)
Net effect of audit adjustments on non-allowable assets		44,351
Net capital per audit	$	62,579

See notes to financial statements and independent auditors' report.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders of
Youngblood Securities Corporation:

In planning and performing our audit of the financial statements of Youngblood Securities Corporation (the Company) as of and for the year ended March 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5918 W. Courtyard Dr., Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

PMB Helin Donovan

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
July 6, 2009